February 21, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E., Mail Stop 4720

Washington, D.C. 20549

Attention:	Christine Westbrook Erin Jaskot

Re:	Mereo BioPharma Group plc Request to Withdraw Registration Statement on Form F-1

File No. 333-223883

Ladies and Gentlemen:

Mereo BioPharma Group plc (the “Company”) respectfully requests, pursuant to Rule 477(a) under the Securities Act of 1933, as amended (the “Act”), that the Securities and Exchange Commission (the “Commission”) consent to the immediate withdrawal of the Company’s Registration Statement on Form F-1 (File No. 333-223883), together with all exhibits and amendments thereto (collectively, the “Registration Statement”). The Registration Statement was initially filed with the Commission on March 23, 2018. The Company is requesting withdrawal of the Registration Statement because, in lieu of proceeding with the Registration Statement, the Company intends to become a reporting company under the Securities Exchange Act of 1934, as amended, pursuant to the Company’s pending registration statement on Form F-4. No securities were sold or will be sold under the Registration Statement.

The Company also requests that, in accordance with Rule 457(p) of the Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

If you have any questions regarding this request for withdrawal, please do not hesitate to contact Leo Borchardt of Davis Polk & Wardwell London LLP at +44-20-7418-1334.

Very truly yours,

/s/ Denise Scots-Knight

Denise Scots-Knight

Chief Executive Officer

Mereo BioPharma Group plc

cc: Leo Borchardt

Davis Polk & Wardwell London LLP

Mereo BioPharma Group plc

4th Floor, 1 Cavendish Place

London, W1G 0QF

T: +44 (0) 3330237300

www.mereobiopharma.com

Mereo Biopharma Group plc is a company registered in England and Wales under number 9481161 whose registered office is at 4th Floor, 1 Cavendish Place, W1G 0QF.